         ==============================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


              ---------------------------------------------------


                                   FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                    For the fiscal year ended June 30, 1994

                                       OR

[  ]     Transition Report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 [No Fee Required]

                For the transition period from _____  to  _____

                         Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                           Irvine, California  92718

                                  INTRODUCTION

                 Western Digital Corporation has established the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan"). The Plan is a cash or deferred arrangement plan intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.       Financial Statements:

         These statements are listed in the Index to the Financial Statements.

II.      Exhibits:

         Consent of Independent Auditors.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Irvine, State of California, on the 23rd day of December, 1994.


                                       WESTERN DIGITAL CORPORATION
                                       SAVINGS AND PROFIT SHARING PLAN


                                       By:  DUSTON M. WILLIAMS
                                            --------------------------------
                                            Duston M. Williams
                                            Chairman of the Retirement
                                            Plan Committee

                          WESTERN DIGITAL CORPORATION
                        SAVINGS AND PROFIT SHARING PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                                         Page
                                                                                                         ----
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5

Statements of Net Assets Available for Plan Benefits as of June 30, 1994 and 1993 . . . . . . . . . . .      6

Statements of Changes in Net Assets Available for Plan Benefits
         for the year ended June 30, 1994 and 1993  . . . . . . . . . . . . . . . . . . . . . . . . . .      7

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8-14

Schedule I -- Item 27a -- Schedule of Assets Held for Investment Purposes   . . . . . . . . . . . . . .     15

Schedule II -- Item 27d -- Schedule of Reportable Transactions  . . . . . . . . . . . . . . . . . . . .     16

Schedules of Prohibited Transactions, Obligations in Default and Leases in Default are not included herein because there were no such transactions during the period.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee
Western Digital Corporation Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") as of June 30, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan as of June 30, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information in Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       KPMG PEAT MARWICK LLP


Orange County, California
November 11, 1994

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                    June 30,
                                                                     -------------------------------------
                                                                         1994                      1993
                                                                     -----------               -----------
Assets
     Investments, at current value:  (Notes 1, 2, 4 and 5)
          Debt and equity securities  . . . . . . . . . . . .        $40,388,234               $21,321,129
          Guaranteed investment contracts . . . . . . . . . .            531,073                 7,365,102
          Participant loans . . . . . . . . . . . . . . . . .          1,926,649                 1,230,230
                                                                     -----------               -----------
               Total investments  . . . . . . . . . . . . . .         42,845,956                29,916,461
     Cash and cash equivalents  . . . . . . . . . . . . . . .            770,409                 1,235,055

     Receivables
          Participants' contribution  . . . . . . . . . . . .            491,912                   512,991
          Employer's contribution   . . . . . . . . . . . . .            147,369                   164,621
          Employer's profit sharing contribution  . . . . . .          1,732,762                        --
          Interest  . . . . . . . . . . . . . . . . . . . . .             56,521                   129,956
                                                                     -----------               -----------
          Total assets  . . . . . . . . . . . . . . . . . . .         46,044,929                31,959,084
                                                                     -----------               -----------

Net assets available for Plan benefits  . . . . . . . . . . .        $46,044,929               $31,959,084
                                                                     ===========               ===========





   The accompanying notes are an integral part of these financial statements.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                          Year Ended June 30,
                                                                 ------------------------------------
                                                                    1994                      1993
                                                                 -----------              -----------
Additions to net assets:
     Participant contributions  . . . . . . . . . . . . .        $ 6,599,056              $ 5,917,054
     Employer contributions   . . . . . . . . . . . . . .          1,878,373                1,733,772
     Employer profit sharing contributions  . . . . . . .          2,522,054                1,163,649
     Transfers from ESOP Fund (Note 2)  . . . . . . . . .          3,323,036                       --
     Interest and dividend income   . . . . . . . . . . .          2,915,167                2,192,308
     Realized/unrealized gain   . . . . . . . . . . . . .          4,456,026                  254,669
                                                                 -----------              -----------
          Total additions   . . . . . . . . . . . . . . .         21,693,712               11,261,452
                                                                 -----------              -----------

Deductions from net assets:
     Participant distributions paid   . . . . . . . . . .          7,607,867                1,560,383
                                                                 -----------              -----------
          Total deductions  . . . . . . . . . . . . . . .          7,607,867                1,560,383
                                                                 -----------              -----------

          Increase in net assets available
              for Plan benefits   . . . . . . . . . . . .         14,085,845                9,701,069
Net assets available for Plan benefits at
     beginning of year  . . . . . . . . . . . . . . . . .         31,959,084               22,258,015
                                                                 -----------              -----------
Net assets available for Plan benefits at
     end of year  . . . . . . . . . . . . . . . . . . . .        $46,044,929              $31,959,084
                                                                 ===========              ===========





   The accompanying notes are an integral part of these financial statements.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1994 and 1993 and changes in net assets available for Plan benefits for the years ended June 30, 1994 and 1993.

         Certain prior year amounts have been reclassified to conform to the current year presentation.

         Valuation of Investments

         Investments in marketable securities and common stock traded on national security exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Insurance company guaranteed annuity and investment contracts, mutual funds, bank short-term investment funds and time deposits are valued at cost plus accrued interest which approximates market. Participant loans are carried at their contract value which is equal to fair market value.

         Income Tax Status

         The Plan administrator is currently in the process of applying for a determination letter for the Plan. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan was qualified and the trust was tax-exempt as of June 30, 1994.

(2)      DESCRIPTION OF THE PLAN

         General

         The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Contributions

         U.S. based employees of the Company who have completed at least six months of service are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis (as defined) for investment in five funds, provided that contributions do not exceed Internal Revenue Service limitations. The Company may make contributions equal to 50% of participant contributions to the Plan for contributions which are limited to 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded when the Company makes payroll deductions from Plan participants and accrues employer matching or additional contributions.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         Investments

         Participants designate their contributions, and those made by the Company, for investment in any or all of five funds. The Puritan Fund purchases shares in the Fidelity Puritan Mutual Fund, which invests primarily in common and preferred stocks and bonds of corporations with an emphasis on growth. The Magellan Fund purchases shares in the Fidelity Magellan Mutual Fund, which invests primarily in common stocks and securities convertible into common stock of corporations with an emphasis on capital appreciation. The Fixed Interest Fund invests in guaranteed annuity and investment contracts issued by insurance companies and, beginning in 1994, income mutual funds. The Western Digital Common Stock Fund invests in the Company's common stock. The Western Digital Bond Fund invests in the Company's 9% Convertible Subordinated Debentures. All five funds temporarily may hold interest-bearing short-term cash equivalents. Participants may transfer all or a portion of the balance in their accounts from one investment fund to any of the other investment funds quarterly.

         Included in investments are amounts allocated to accounts of persons who have withdrawn from participation in the operations of the Plan. Such amounts are classified as components of net assets available for Plan benefits at June 30, 1994 and 1993 in the amounts of $680,264 and $947,448, respectfully. Such amounts are shown as accrued liabilities in the Plan's Form 5500.

         In October 1994, the Company terminated the Western Digital Bond Fund. Participants holding investments in the Western Digital Bond Fund designated their holdings to be transferred to the four remaining investment fund options.

         Transfer from ESOP Fund

         During 1994, the Western Digital Corporation Employee Stock Ownership Plan (the "ESOP") was terminated and distributions were either paid to the participants or transferred to the participants' designated funds in the Plan. Cash and common stock totalling $3,323,036 were transferred from the ESOP to the Plan.

         Participant Loans

         Loans can be made to a participant up to an amount equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by First Interstate Bank and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participant's accounts in the same manner as their current contributions. The Plan allows participants to have only one active loan at a time. Interest charged on employee loans during 1994 ranged from 7.0% to 8.25%.

         Participant Accounts

         A separate account is maintained for each participant in each designated fund. Each account is adjusted monthly for contributions and quarterly for net investment income or loss. Net investment income or loss is allocated to the accounts in the same proportion as the participant's average account balance invested in the fund (as defined in the Plan) bears to the total of all participants' average account balances invested in the fund.

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


         Payment of Benefits

         Upon termination, participants receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as the total of such forfeitures as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

         Certain restrictions apply to withdrawls of amounts from the Plan while a participant continues to be employed by the Company.

         Vesting

         Participants are at all times one hundred percent vested in the value of their voluntary contributions account. A participant is fully vested in the Company's contributions and earnings thereon after five years of vesting service or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

         Administration of the Plan

         The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by First Interstate Bank as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

(3)      PROFIT SHARING FEATURE

         The Company adopted an annual profit sharing feature effective beginning with the Company's 1992 fiscal year. All eligible domestic employees of the Company who are credited with at least 1,000 hours of service during the Company's fiscal year and who are employed on the last day of such year are eligible to participate in the Profit Sharing Plan. The amount of profit sharing paid to participants is dependent upon their base compensation levels and the length of time during the fiscal year that they are employed by the Company. Each eligible participant's allocation of the Company's profit sharing contribution is deposited to an individual profit sharing account established under the Savings and Profit Sharing Plan for such participant in an amount not exceeding 4% of such participant's annual salary, and the excess allocable to such participant, if any is paid as a fiscal year-end cash bonus. Company contributions deposited into profit sharing accounts for each employee vest 20% for each year of service, and become fully vested after five years of services or upon retirement, death or disability. Benefits are generally payable following retirement, disability, death, hardship or termination of employment.

         In July 1992, the Board of Directors amended the Savings and Profit Sharing Plan to provide for semi-annual fiscal year contributions to participants and participants' accounts. In fiscal year 1994, the first contribution was made after announcement of financial results for the first six months of the fiscal year and the second contribution was made upon completion of audited results for the fiscal year. During 1994 and 1993, the Company authorized 8% of any pre-tax profits (adjusted in the discretion of the Board for extraordinary items) to be allocated to the participants. In 1994 and 1993, the Company contributed

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


$2,522,054 and $1,163,649, respectively, to the Profit Sharing Plan. The Company will return to an annual profit sharing contribution beginning with fiscal year 1995.

Commencing in fiscal year 1995, all employees who are employed by the Company at fiscal year end are eligible to participate in profit sharing. Eligibility may also apply to employees who have retired, become disabled or died prior to year end. Executive officers participate in profit sharing, but commencing in fiscal year 1995, the amount of profit sharing awarded to executive officers and other participants in the Incentive Compensation Plan for Management will be limited to a maximum of 10% of their eligible compensation as defined for profit sharing purposes.

(4)      INVESTMENTS

         The Plan's investments consist of the following at June 30, 1994:

                                                                      Shares                         Current
                                                                       Held          Cost             Value
                                                                      -------     -----------      -----------
         Puritan Fund:
            Fidelity Puritan Mutual Fund  . . . . . . . . . .         578,971     $ 8,825,378      $ 8,997,213
                                                                                  -----------      -----------

         Magellan Fund:
            Fidelity Magellan Mutual Fund . . . . . . . . . .         218,437      14,489,552       13,966,839
                                                                                  -----------      -----------

         Fixed Interest Fund:
            Insurance company guaranteed
               investment contract, interest at 8.17%   . . .              --         531,073          531,073

            Income mutual fund  . . . . . . . . . . . . . . .              --      10,527,827       10,527,827
                                                                                  -----------      -----------

                                                                                   11,058,900       11,058,900
                                                                                  -----------      -----------

         Western Digital Common Stock Fund  . . . . . . . . .         470,640       3,053,138        6,000,660
                                                                                  -----------      -----------

         Western Digital Bond Fund  . . . . . . . . . . . . .             849         718,924          895,695
                                                                                  -----------      -----------

         Western Digital Participant Loans  . . . . . . . . .              --       1,926,649        1,926,649
                                                                                  -----------      -----------

                                                                                  $40,072,541      $42,845,956
                                                                                  ===========      ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


         The Plan's investments consist of the following at June 30, 1993:

                                                                      Shares                         Current
                                                                       Held          Cost             Value
                                                                    ---------     -----------      -----------
         Puritan Fund:
            Fidelity Puritan Mutual Fund  . . . . . . . . . .         292,539     $ 4,200,600      $ 4,783,015
                                                                                  -----------      -----------

         Magellan Fund:
            Fidelity Magellan Mutual Fund . . . . . . . . . .         126,583       7,836,726        8,835,463
                                                                                  -----------      -----------

         Fixed Interest Fund:
            Insurance company guaranteed
               investment contract, interest at 8.78%   . . .              --       4,018,774        4,018,774
            Insurance company guaranteed
               investment contract, interest at 8.84%   . . .              --       2,357,041        2,357,041
            Insurance company guaranteed
               investment contract, interest at 8.17%   . . .              --         989,287          989,287
                                                                                  -----------      -----------
                                                                                    7,365,102        7,365,102
            Income mutual fund, interest at 6.3%  . . . . . .              --       4,008,732        4,008,732
                                                                                  -----------      -----------
                                                                                   11,373,834       11,373,834
                                                                                  -----------      -----------

         Western Digital Common Stock Fund  . . . . . . . . .         681,024       3,884,375        2,809,224
                                                                                  -----------      -----------

         Western Digital Bond Fund  . . . . . . . . . . . . .           1,127         863,609          884,695
                                                                                  -----------      -----------

         Western Digital Participant Loans  . . . . . . . . .              --       1,230,230        1,230,230
                                                                                  -----------      -----------
                                                                                  $29,389,374      $29,916,461
                                                                                  ===========      ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)


(5)      NET ASSETS AND CHANGES IN NET ASSETS BY FUND

         The net assets at June 30, 1994 and 1993 and changes in net assets for the years ended June 30, 1994 and 1993, allocated to the separate investment funds are shown below.

         Net assets available for Plan benefits by fund:

                                                                        June 30, 1994
                             -----------------------------------------------------------------------------------------------------
                                                                      Western
                                                          Fixed       Digital      Western                                Total
                               Puritan       Magellan    Interest      Common      Digital    Participant    Main        Savings
                                Fund          Fund         Fund      Stock Fund   Bond Fund      Loans       Fund         Plan
                             ----------    -----------  -----------  ----------   ---------   -----------   -------    -----------
Assets
  Investments, at current
    value.................   $8,997,213    $13,966,839  $11,058,900  $6,000,660    $895,695    $1,926,649   $    --    $42,845,956
  Cash and cash
    equivalents...........         (325)         1,460      537,793     108,280      82,030           174    40,997        770,409
  Receivables
    Participants'
     contribution.........      131,815        184,461      124,451      40,968      10,217            --        --        491,912
    Employer's
     contribution.........       38,481         53,872       39,583      12,260       3,173            --        --        147,369
    Employer's profit
     sharing contribution.      368,615        516,081      646,144     164,850      37,072            --        --      1,732,762
  Interest................           92            135       55,951         117         150             2        74         56,521
                             ----------    -----------  -----------  ----------  ----------    ----------   -------    -----------
                              9,535,891     14,722,848   12,462,822   6,327,135   1,028,337     1,926,825    41,071     46,044,929
   Interfund receivable
     (payable)............      (22,521)      (138,606)      52,223     (33,677)      5,141       137,440        --             --
                             ----------    -----------  -----------  ----------  ----------    ----------   ------     -----------
Net assets available for
  Plan benefits...........   $9,513,370    $14,584,242  $12,515,045  $6,293,458  $1,033,478    $2,064,265   $41,071    $46,044,929
                             ==========    ===========  ===========  ==========  ==========    ==========   =======    ===========

                                                                        June 30, 1993
                             -----------------------------------------------------------------------------------------------------
                                                                      Western
                                                          Fixed       Digital      Western                                Total
                               Puritan       Magellan    Interest      Common      Digital    Participant    Main        Savings
                                Fund          Fund         Fund      Stock Fund   Bond Fund      Loans       Fund         Plan
                             ----------    -----------  -----------  ----------   ---------   -----------   -------    -----------
Assets
  Investments, at current
    value.................   $4,783,015     $8,835,463  $11,373,834  $2,809,224    $884,695    $1,230,230   $    --    $29,916,461
  Cash and cash
    equivalents...........           15             10    1,191,049         127         781           180    42,893      1,235,055
  Receivables
    Participants'
     contribution.........       94,145        136,013      191,085      75,844      15,904            --        --        512,991
    Employer's
     contribution.........       29,770         42,547       62,343      25,292       4,669            --        --        164,621
  Interest...............        52,992             16       68,172          59       8,497            87       133        129,956
                             ----------     ----------  -----------  ----------   ---------    ----------   -------    -----------
                              4,959,937      9,014,049   12,886,483   2,910,546     914,546     1,230,497    43,026     31,959,084
  Interfund receivable
    (payable).............      (45,780)       (25,020)      44,866     (36,757)      2,761        64,653    (4,723)           --
                             ----------     ----------  -----------  ----------   ---------    ----------   -------    -----------
Net assets available for
  Plan benefits...........   $4,914,157     $8,989,029  $12,931,349  $2,873,789   $ 917,307    $1,295,150   $38,303    $31,959,084
                             ==========     ==========  ===========  ==========   =========    ==========   =======    ===========

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

     Changes in net assets available for Plan benefits by fund:

                                                                   Year ended June 30, 1994
                                   -----------------------------------------------------------------------------------------------
                                                                          Western
                                                             Fixed        Digital    Western                             Total
                                     Puritan     Magellan   Interest       Common    Digital   Participant    Main      Savings
                                       Fund        Fund       Fund      Stock Fund  Bond Fund      Loans      Fund        Plan
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Additions to net assets:
  Participant contributions......  $1,640,038  $ 2,220,826  $1,865,549  $  719,048  $  153,595  $       --  $      --  $ 6,599,056
  Employer contributions ........     441,362      605,325     575,536     211,945      44,205          --         --    1,878,373
  Employer profit sharing
    contributions ...............     519,184      735,041     978,204     236,554      53,071          --         --    2,522,054
  Transfers from ESOP Fund ......     911,607    1,093,485     683,540     588,621      45,676          --        107    3,323,036
  Interest and dividend income...     752,433    1,206,328     813,358          58      86,363      54,612      2,015    2,915,167
  Realized/unrealized gain (loss)    (333,487)  (1,412,926)         --   5,917,219     285,220          --         --    4,456,026
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
     Total additions ............   3,931,137    4,448,079   4,916,187   7,673,445     668,130      54,612      2,122   21,693,712
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Deductions from net assets:
  Participants benefits paid ....     941,349    1,314,197   3,631,342   1,363,601     228,799     250,702   (122,123)   7,607,867
  Forfeitures from terminated
    participants ................     (23,290)     (38,001)    (65,579)    (32,592)     (5,242)         --         --     (164,704)

  Forfeiture allocation to
    active participants .........      40,565       56,275      49,707      14,818       3,339          --         --      164,704
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
     Total deductions ...........     958,624    1,332,471   3,615,470   1,345,827     226,896     250,702   (122,123)   7,607,867
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
  Net interfund transfers .......   1,626,700    2,479,605  (1,717,021) (2,907,949)   (325,063)    965,205   (121,477)          --
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Increase (derease) in net assets
   available for Plan benefits...   4,599,213    5,595,213    (416,304)  3,419,669     116,171     769,115      2,768   14,085,845

Net assets available for Plan benefits at:
   Beginning of year.............   4,914,157    8,989,029  12,931,349   2,873,789     917,307   1,295,150     38,303   31,959,084
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
   End of year...................  $9,513,370  $14,584,242 $12,515,045  $6,293,458  $1,033,478  $2,064,265    $41,071  $46,044,929
                                   ==========  =========== ===========  ==========  ==========  ==========  =========  ===========

                                                                   Year ended June 30, 1993
                                   -----------------------------------------------------------------------------------------------
                                                                         Western
                                                               Fixed     Digital     Western                             Total
                                      Puritan     Magellan    Interest    Common     Digital    Participant   Main      Savings
                                        Fund        Fund        Fund    Stock Fund   Bond Fund     Loans      Fund        Plan
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Additions to net assets:
  Participant contributions ....   $1,006,141  $ 1,610,195 $ 2,364,329  $  759,088   $ 177,301   $      --   $     --  $ 5,917,054
  Employer contributions .......      271,032      473,981     703,880     245,188      39,691          --         --    1,733,772
  Employee profit sharing
     contributions..............      139,876      233,811     625,134     140,152      24,676          --         --    1,163,649
  Interest and dividend income        316,005      915,277     877,178       1,119      78,474       2,605      1,650    2,192,308
  Realized/unrealized gain (loss)     404,869      674,102          --    (859,796)     35,494          --         --      254,669
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
     Total additions............    2,137,923    3,907,366   4,570,521     285,751     355,636       2,605      1,650   11,261,452
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Deductions from net assets:
  Participants benefits paid ...      249,982      403,938     711,319     184,067      41,670          --    (30,593)   1,560,383
  Forfeitures from terminated
    participants ................      13,598       21,574      47,583       8,228       2,220          --         --       93,203
  Forfeiture allocation to
    active participants ..........    (15,628)     (21,953)    (39,598)    (13,650)     (2,374)         --         --      (93,203)
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
     Total deductions ..........      247,952      403,559     719,304     178,645      41,516          --    (30,593)   1,560,383
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
  Net interfund transfers ......      432,360   (1,036,994) (1,381,465)    562,645     160,587   1,292,545    (29,678)          --
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
Increase in net assets available
  for Plan benefits ............    2,322,331    2,466,813   2,469,752     669,751     474,707   1,295,150      2,565    9,701,069

Net assets available for Plan benefits at:
   Beginning of year............    2,591,826    6,522,216  10,461,597   2,204,038     442,600          --     35,738   22,258,015
                                   ----------  ----------- -----------  ----------  ----------  ----------  ---------  -----------
   End of year..................   $4,914,157  $ 8,989,029 $12,931,349  $2,873,789  $  917,307  $1,295,150  $  38,303  $31,959,084
                                   ==========  =========== ===========  ==========  ==========  ==========  =========  ===========

                                                                      SCHEDULE I

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

          ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 JUNE 30, 1994




Identity of Issuer, Borrower,   Description of Investment, Including Maturity Date,                         Current
   Lessor or Similar Party      Rate of Interest, Collateral, Par or Maturity Value         Cost             Value
- -----------------------------   ---------------------------------------------------      -----------      -----------
Fidelity Retirement Services    578,971 shares Fidelity Puritan Mutual Fund              $ 8,825,378      $ 8,997,213
                                                                                         -----------      -----------

Fidelity Retirement Services    218,437 shares Fidelity Magellan Mutual Fund              14,489,552       13,966,839
                                                                                         -----------      -----------

John Hancock                    Guaranteed investment contract, interest at
                                8.17%, due June 30, 1995                                     531,073          531,073

Fidelity Retirement Services    Fidelity Managed Income Portfolio                         10,527,827       10,527,827
                                                                                         -----------      -----------
                                                                                          11,058,900       11,058,900
                                                                                         -----------      -----------

Western Digital Corporation     470,640 shares common stock; $.10 par value                3,053,138        6,000,660
                                                                                         -----------      -----------

Western Digital Corporation     849 9% Convertible Subordinated Debentures,
                                due 2014                                                     718,924          895,695
                                                                                         -----------      -----------

Western Digital Corporation     Participant Loans                                          1,926,649        1,926,649
                                                                                         -----------      -----------
                                                                                         $40,072,541      $42,845,956
                                                                                         ===========      ===========





                 See accompanying independent auditors' report.

                                                                     SCHEDULE II



          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1994

                                                                                                            Current
                                                                                   Expense                  Value of
                                                                                  Incurred                  Asset on
Identity of                                      Purchase     Selling    Lease      with         Cost      Transaction     Net
Party Involved         Description of Asset       Price        Price     Rental  Transaction   of Asset       Date         Gain
- --------------         --------------------    -----------  -----------  ------  -----------  -----------  -----------  ----------
Transactions in Excess of 5% of Current Value of the Plan's Assets:

First Interstate Bank  Short-term Income Fund  $ 2,476,484  $        --      --        --     $ 2,476,484  $ 2,476,484  $       --
First Interstate Bank  Short-term Income Fund    1,848,827           --      --        --       1,848,827    1,848,827          --
First Interstate Bank  Short-term Income Fund           --    1,848,819      --        --       1,848,819    1,848,819          --
Fidelity Retirement    Fidelity Magellan
 Services               Mutual Fund              1,771,921           --      --        --       1,771,921    1,771,921          --
Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio         4,212,931           --      --        --       4,212,931    4,212,931          --
Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio         2,476,484           --      --        --       2,476,484    2,476,484          --
Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio                --    2,476,484      --        --       2,476,484    2,476,484          --
Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio                --    1,731,857      --        --       1,731,857    1,731,857          --
Massachusetts Mutual   Guaranteed Investment
                        Contract, 8.84%, due
                        12/31/93                        --    2,459,301      --        --       2,549,301    2,459,301          --
New York Life          Guaranteed Investment
                        Contract, 8.78%, due
                        12/31/93                        --    4,184,235      --        --       4,184,235    4,184,235          --
Western Digital
 Corporation           Common Stock                     --    1,865,809      --    16,982       1,214,621    1,865,809     634,206

Series of Transactions in Excess of 5% of Current Value of the Plan's Assets:

First Interstate Bank  Short-term Income Fund  $15,840,333  $        --      --        --     $15,840,333  $15,840,333  $       --
First Interstate Bank  Short-term Income Fund           --   13,441,525      --        --      13,441,525   13,441,525          --

Fidelity Retirement    Fidelity Puritan Mutual
 Services               Fund                     6,077,742           --      --        --       6,077,742    6,077,742          --

Fidelity Retirement    Fidelity Magellan
 Services               Mutual Fund              6,554,681           --      --        --       6,554,681    6,554,681          --
Fidelity Retirement    Fidelity Magellan
 Services               Mutual Fund                     --    1,782,300      --        --       1,673,775    1,782,300     108,525

Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio         5,449,997           --      --        --       5,449,997    5,449,997          --
Fidelity Retirement    Fidelity Managed
 Services               Income Portfolio                --    3,888,460      --        --       3,888,460    3,888,460          --

Western Digital
 Corporation           Common Stock                     --    2,383,614      --    15,845       1,107,428    2,383,614   1,260,341





                 See accompanying independent auditors' report.

                          WESTERN DIGITAL CORPORATION
                        SAVINGS AND PROFIT SHARING PLAN

                               INDEX TO EXHIBITS


                                                                                     Sequentially
Exhibit                           Description                                        Numbered Page
- -------                           -----------                                        -------------
  23.1                            Consent of Independent Auditors . . . . . . . .            18